NEWS
 For Immediate Release

Agrium declares dividend

02-017
Date: December 05, 2002

Contact:
Investor/Media Relations:
Jim Pendergast
Phone (403) 225-7357
Fax (403) 225-7609

E-mail: investor@agrium.com
www: http://www.agrium.com

CALGARY, Alberta — The Board of Directors of Agrium Inc. (TSX, NYSE: AGU) has declared a dividend of five and one half cents U.S. (U.S.$0.055) per common share to be paid on January 15, 2003 to shareholders of record on December 18, 2002.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. The Corporation produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. The Corporation’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.